Exhibit 99.9

NOTICE DECLARING INTENTION TO BE QUALIFIED UNDER NATIONAL

INSTRUMENT 44-101

SHORT FORM PROSPECTUS DISTRIBUTIONS (“NI 44-101”)

December 28, 2019

To:	Alberta Securities Commission British Columbia Securities Commission Quebec Securities Commission

Protech Home Medical Corp. (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

PROTECH HOME MEDICAL CORP.

Per:	(signed) “Gregory Crawford”
Gregory Crawford
Chief Executive Officer